

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2012

Via E-mail
Travis Meyer
President
Midwest Holding Inc.
8101 "O" Street, Suite S111
Lincoln, Nebraska 68510

> **Re: Midwest Holding Inc.**
> **Amendment No. 2 to Registration Statement on Form 10-12G**
> **Filed March 20, 2012**
> **File No. 000-10685**

Dear Mr. Meyer:

We have reviewed your amended filing together with your correspondence and we have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing again, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe another amendment is appropriate, please tell us why in your response.

After reviewing any further amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Business

American Life, page 2

1. We note your response to our prior comment 7. Please include American Life & Security Corp.'s year of incorporation and state when it began to offer the American Accumulator Plan and the Future Cornhusker Plan, respectively. Please affirmatively state whether or not you offered any products prior to your acquisition of American Life.

2. You state that Old Reliance's sales over the past five years had been nominal but you then note that in 2010 it generated income of approximately $1.4 million. Please explain how this level of income could be generated while sales were nominal.

3. We note your response to our prior comment 12. Please describe how your agents' first-year commission is determined according to the 42%-72% range you cite.

4. We note your response to our prior comment 14. Please clarify that you may opt to rely solely on the information contained within an application in determining whether or not to underwrite a policy, and that a medical examination or other information is not mandatory in certain instances.

Consolidated Financial Statements for the Period Ended September 30, 2011

Note 2. Business Acquisitions, page F-14

5. Refer to your response to our previous comment 32. Please disclose when your previous investment in Security Capital Corporation was reduced to zero and describe how the assumptions changed from prior years in determining the fair value of your previously held equity interest of Security Capital at the acquisition date. Disclose how you determined that carrying value was equal to the acquisition date fair value of the identifiable assets acquired, the liabilities assumed and the non-controlling interests.

Note 4. Investments, page F-16

6. It appears that your revised disclosure did not provide all of the information requested in prior comment 33. Please revise to include the following disclosures as originally requested:

- A further break-down of the securities issued by the states and political subdivisions for those that comprise more than 10% of the total category, showing the fair value and amortized cost and credit rating with and without any third party guarantees; and

- For the special revenue bonds category, also provide a break-down by nature of activity supporting these securities for any activity comprising more than 10% of this category.

Consolidated Financial Statements for the Period Ended December 31, 2010

Note 1. Nature of Operations and Summary of Significant Accounting Policies

Revenue Recognition and Related Expenses, page F-35

7. Please revise your disclosure that was provided in response to comment 36 to explain how you allocate the amounts received in a multi-benefit life insurance arrangement.

Note 4. Fair Values of Financial Instruments, page F-42

8. Please refer to your revised disclosure in response to comment 38. Revise your disclosure to explain how you determined that cost at each balance sheet date approximates fair value for private placement common stock considering these investments are primarily in development stage companies.

Note 6. Reinsurance, page F-47

9. Refer to your revised disclosure in response to comment 39 that you avoid concentrating reinsurance risk with any one reinsurer and only participate in reinsurance treaties with reputable carriers. Please revise your disclosure in the financial statements to describe your current vulnerability due to a concentration of reinsurance recoverable amounts with one reinsurer at December 31, 2010 and two reinsurers at September 30, 2011. Highlight to investors that you have material amounts with a reinsurer that has not been assigned a rating with A.M. Best.

10. Please refer to your revised disclosure in response to comment 40. Revise your disclosure to describe the types of life insurance and individual annuity polices reinsured by you under the coinsurance agreement. Disclose other material terms of the agreement, such as the length of the agreement and the termination provisions. Provide a breakdown of the consideration by life insurance or annuities and disclose the amounts accounted for as reinsurance or deposits. Also as previously requested, please revise your disclosure to explain your basis for recognizing the total amount of cash consideration as income in 2010. Tell us the applicable authoritative literature to support your accounting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Keira Ino at (202) 551-3659 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey Riedler
Assistant Director

cc: David J. Routh, Esq.
         Cline Williams Wright Johnson & Oldfather, L.L.P.
         233 South 13th Street -1900 U.S. Bank Building
         Lincoln, Nebraska 68508